FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934



For the month of March, 2004

Commission File Number 1-15224




                        Energy Company of Minas Gerais
           --------------------------------------------------------
                (Translation of registrant's name into English)


                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil
           --------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F      X             Form 40-F
                           ---------                     ---------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                            No             X
                           ---------                     ---------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                     Index


Item      Description of Item
----      -------------------

1. Extract from the minutes of the 322nd Meeting of the Board of Directors held on December 3, 2003

2. Extract from the minutes of the 324th Meeting of the Board of Directors held on January 22, 2004

                                                                        Item 1


[CEMIG LOGO]    [BOVESPA LOGO]   [LATIBEX LOGO]   [LEVEL 1 BOVESPA       [CIG
                                                   LOGO]                LISTED
                                                                         NYSE]


                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
               Listed Company - Taxpayer No. 17.155.730/0001-64


Extract from the minutes of the 322nd Meeting of the Board of Directors.

Date, time, and place: December 3, 2003, at 10:00 a.m., at the head offices at Av. Barbacena, 1200 - 18th floor, Belo Horizonte - MG.

Presiding officers: President: Wilson Nelio Brumer / Secretary: Anamaria Pugedo Frade Barros.

Summary of events: I- The Board approved the minutes of this meeting. II- The Board authorized: - the re-ratification of PRCA (Proposal for Board Approval) no. 012/2000, to ratify the extension of the term of Contract 4680000796, executed with Autotrac Comercio e Telecomunicacoes S.A., for an additional two months, beginning October 15, 2003 in order to conclude price negotiations with respect to a new contract and to extend the term of the contract by fifty months, but leaving the other decisions of that PRCA unaltered; - the initiation of an Administrative Process for Non-Requirement of Public Tender, as well as the execution of a direct telecommunication service contract for data processing, text transmission and satellite positioning through the OmniSAT system, to be installed in 966 vehicles of CEMIG's fleet, with Autotrac Comercio e Telecomunicacoes S.A. for a term of forty-eight months; - the re-ratification of the terms of PRCA-043/2002, to alter the amount to be paid and to add mechanical and electric maintenance services, including the supply of parts, for the Ford and Iveco vehicles of CEMIG's fleet, under a contract which was previously authorized for a term of twelve months, which may be extended for up to forty-eight months, but leaving the other decisions of that PRCA unaltered; - the presentation, by CEMIG, of a financial proposal for the acquisition of the companies of the CPEE Group, headquartered in the town of Jaguariuna, and comprising four electric power distribution companies (Companhia Paulista de Energia Eletrica S.A.- CPEE, Companhia Sul Paulista de Energia S.A.-CSPE, Companhia Jaguari de Energia Eletrica S.A.-CJE and Companhia Luz e Forca de Mococa S.A.-CLFM), 7% of the power from the Luiz Eduardo Magalhaes Hydroelectric Power Station, located on the River Tocantins, State of Tocantins, through the subsidiary Paulista Lajeado Energia S.A., as well as an electric equipment operation and maintenance services company (CPEE Equipamentos Eletricos e Servicos Ltda.), an electric power trading company (CMS Comercializadora de Energia Ltda.), a farming company with no operational activity (Agropecuaria Turvinho S.A.), a non-operating company (Companhia Nova Paulista de Energia), CMS Participacoes and nine Minor Hydroelectric Plants, the definitive purchase proposal to be subsequently delivered to the Executive Committee and to the Board of Directors and submitted for the approval of a General Meeting of the Shareholders of CEMIG; - the execution of the Contract for the Use of the Transmission System, with the National Electric System Operator (ONS), concerning the Irape Hydroelectric plant, to remain in force up to the time the Utilization Concession expires, for the purpose of establishing the terms and conditions that will govern the rendering of transmission services carried out by Transmission Concessionaires and by the ONS, required by the above-mentioned Utilization concession, the charges to be fixed by ANEEL (National Electric Power Agency) and

                                                                        Item 1


[CEMIG LOGO]    [BOVESPA LOGO]   [LATIBEX LOGO]   [LEVEL 1 BOVESPA       [CIG
                                                   LOGO]                LISTED
                                                                         NYSE]


due from the time the generating units start commercial operations; and, - the Executive Committee to take all the administrative measures necessary to set up the Credit Rights Investment Fund for Credits resulting from the Assignment Contract in respect of the Outstanding Balance of the Results to be Compensated Account (CRC), signed with the State of Minas Gerais, consisting of the registration of the Regulations at a Deeds and Documents Registry, registration at the Securities Commission (CVM) and at the National Register of Corporations (CNPJ), the implementation of which is conditional upon the prior consent of ANEEL and a favorable opinion from the State Attorney General's Office, as well as the subsequent decision of this Board in relation to the transfer of the credits and the subscription value; decisions relating to the above-mentioned Fund are to be examined and approved by the Board of Directors, including the decisions of CEMIG's representative at the Fund Shareholders' Meeting. III- The Board ratified the implementation, in an exceptional and temporary manner, of the Voluntary Dismissal Program, which may be applied to the termination of a labor contract by dismissal without just cause and upon the employee's free and spontaneous request. IV- The matters relating to the hiring of a financial advisor to implement CEMIG's participation in Empresa de Infovias S.A., as well as the hiring of services for the implementation of the Project for the Preparation and Exploitation of the Accumulation Basin of the Irape Hydroelectric Utilization, were withdrawn from the agenda. V- The Executive President advised that the Executive Officer Board, at a meeting held on December 2, 2003, ratified the signing of Electric Power Purchase and Sale Contracts with Fiat Automoveis and Powertrain Ltda., for their units located in Betim-MG, for the term of four years and six months, beginning July 11, 2003. VI- The Vice-Chairman, Board Members Francisco Roberto Andre Gros, Alexandre Heringer Lisboa, Oderval Esteves Duarte Filho, Marcelo Pedreira de Oliveira, Mario Lucio Lobato, Sergio Lustosa Botelho Martins and Joao Bosco Braga Garcia, Directors Heleni de Mello Fonseca, Elmar de Oliveira Santana and Flavio Decat de Moura, Control and Corporate Management Superintendent Sergio Augusto Diniz Gomes, Corporate Planning and Participations Superintendent Joao Luiz Senra de Vilhena and representatives of Accenture, of Unibanco-Uniao de Bancos Brasileiros S.A., of Hirashima e Associados and of Ulhoa Canto, Rezende e Guerra Advogados commented on general matters and business of interest to the Company.
Participants: Board Members Wilson Nelio Brumer, Djalma Bastos de Morais, Francelino Pereira dos Santos, Nilo Barroso Neto, Oderval Esteves Duarte Filho, Marcelo Pedreira de Oliveira, Joao Bosco Braga Garcia, Sergio Lustosa Botelho Martins, Francisco Roberto Andre Gros, Aecio Ferreira da Cunha, Mario Lucio Lobato, Maria Estela Kubitschek Lopes, Alexandre Heringer Lisboa, Francisco Sales Dias Horta, Fernando Lage de Melo, Luiz Antonio Athayde Vasconcelos, Marco Antonio Rodrigues da Cunha, Estacio Gonzaga de Sa, Luiz Felippe Leal da Fonseca Junior, Carlos Suplicy de Figueiredo Forbes, Marc Leal Claassen, Eduardo Lery Vieira, Andre Luis Garbuglio, Fernando Henrique Schuffner Neto and Franklin Moreira Goncalves; Directors Heleni de Mello Fonseca, Celso Ferreira, Elmar de Oliveira Santana and Flavio Decat de Moura; Superintendents Sergio Augusto Diniz Gomes and Joao Luiz Senra de Vilhena; representatives of Accenture, of Unibanco-Uniao de Bancos Brasileiros S.A., of Hirashima e Asscociados and of Ulhoa Canto, Rezende e Guerra Advogados; and Secretary Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

                                                                        Item 2


[CEMIG LOGO]    [BOVESPA LOGO]   [LATIBEX LOGO]   [LEVEL 1 BOVESPA       [CIG
                                                   LOGO]                LISTED
                                                                         NYSE]


                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
               Listed Company - Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 324th Meeting of the Board of Directors.

Date, time, and place: January 22, 2004, at 9:00 am, at the head offices, at Av. Barbacena, 1200 - 18th floor, Belo Horizonte - MG.

Presiding officers: President: Wilson Nelio Brumer / Secretary: Anamaria Pugedo Frade Barros.

Summary of events: I- The Board approved the minutes of this meeting. II-Director Flavio Decat de Moura and Superintendent Joao Luiz Senra de Vilhena presented preliminary versions of: a) the Company's financial forecasts, including, among other things, the following items: macro-economic scenario synthesis, electricity market growth, capital expenditures and regulatory, pricing and tariffs, and debt matters; b) the Corporate Action Plan, highlighting financial matters, customers, internal processes, and learning and growth. III- The Executive President advised that the Executive Board, during a meeting held on January 6, 2004: a) authorized the execution of an Electric Power Purchase Contract with Companhia Paraibuna de Metais-CPM with respect to the off-peak supply of 550,000 MWh of power from its industrial unit located in Juiz de Fora/MG, for a term of twenty-four months, beginning January 1, 2004; and b) ratified the execution of an Electric Power Purchase Contract with Companhia Mineira de Metais-CMM, with respect to the off-peak supply of power from its industrial unit located in Tres Marias/MG, amounting to 122,449 MWh during 2003 and 261,055 MWh in 2004 and 2005. IV- The
President, the Vice President, and Board Members Francisco Roberto Andre Gros, Alexandre Heringer Lisboa, Oderval Esteves Duarte Filho, Marcelo Pedreira de Oliveira, Mario Lucio Lobato, Marc Leal Claassen, and Joao Bosco Braga Garcia; Directors Heleni de Mello Fonseca and Flavio Decat de Moura commented on general topics and business of interest to the Company. Participants: Board Members Wilson Nelio Brumer, Djalma Bastos de Morais, Francelino Pereira dos Santos, Antonio Adriano Silva, Nilo Barroso Neto, Oderval Esteves Duarte Filho, Marcelo Pedreira de Oliveira, Joao Bosco Braga Garcia, Francisco Roberto Andre Gros, Aecio Ferreira da Cunha, Mario Lucio Lobato, Maria Estela Kubitschek Lopes, Alexandre Heringer Lisboa, Marc Leal Claassen, Marco Antonio Rodrigues da Cunha, Eduardo Lery Vieira, and Fernando Henrique Schuffner Neto; Executive Officers Heleni de Mello Fonseca, Celso Ferreira, Elmar de Oliveira Santana, and Flavio Decat de Moura; Superintendent Joao Luiz Senra de Vilhena; and Secretary Anamaria Pugedo Frade Barros.



Anamaria Pugedo Frade Barros

                                  Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   COMPANHIA ENERGETICA DE MINAS
                                   GERAIS - CEMIG





                                   By:  /s/ Flavio Decat de Moura
                                       --------------------------------
                                         Name:  Flavio Decat de Moura
                                         Title: Chief Financial Officer
                                                and Investor Relations Officer




Date:   March 24, 2004